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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934



                                Microcom, Inc.
                           (Name of Subject Company)

                              Compaq-Boston, Inc.
                                   (Bidder)
                      a direct wholly-owned subsidiary of
                          Compaq Computer Corporation

                    Common Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)

                                --------------

                                   595019100
                                (CUSIP Number)

                            J. David Cabello, Esq.
                             Senior Vice President
                         General Counsel and Secretary
                          Compaq Computer Corporation
                                 20555 SH 249
                               Houston, TX 77070
                                (281) 370-0670

                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies to:
                                  Chris Mayer
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE

        Transaction valuation(*)                    Amount of filing fee
----------------------------------------            --------------------

(*) Based upon $16.25 cash per share for                  $59,769
    18,390,357 shares.


[ ]   Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
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|  CUSIP NO.  595019100  |
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|         |                                                                 |
|  1      | NAMES OF REPORTING PERSONS                                      |
|         | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON              |
|         | Compaq Computer Corporation                                     |
|         | 76-0011617                                                      |
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|  2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               |
|         |                                                         (a) [ ] |
|         |                                                         (b) [ ] |
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|  3      | SEC USE ONLY                                                    |
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|  4      | SOURCE OF FUNDS*                                                |
|         |   WC                                                            |
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|  5      | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 |
|         | REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                     [ ] |
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|  6      | CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         | Delaware                                                        |
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|  7      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     |
|         | REPORTING PERSON                                                |
|         | 0                                                               |
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|  8      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    |
|         | EXCLUDES CERTAIN SHARES*                                    [ ] |
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|  9      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               |
|         | 0                                                               |
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| 10      | TYPE OF REPORTING PERSON*                                       |
|         | HC, CO                                                          |
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|  CUSIP NO.  595019100  |
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|         |                                                                 |
|  1      | NAMES OF REPORTING PERSONS                                      |
|         | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON              |
|         | Compaq-Boston, Inc.                                             |
|         |                                                                 |
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|  2      | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               |
|         |                                                         (a) [ ] |
|         |                                                         (b) [ ] |
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|  3      | SEC USE ONLY                                                    |
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|  4      | SOURCE OF FUNDS*                                                |
|         |   WC                                                            |
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|  5      | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 |
|         | REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                     [ ] |
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|  6      | CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |   Massachusetts                                                 |
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|  7      | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     |
|         | REPORTING PERSON                                                |
|         | 0                                                               |
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|  8      | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    |
|         | EXCLUDES CERTAIN SHARES*                                    [ ] |
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|  9      | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)               |
|         | 0                                                               |
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| 10      | TYPE OF REPORTING PERSON*                                       |
|         | CO                                                              |
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Item 1. Security and Subject Company.

      (a) The name of the subject company is Microcom, Inc., a Massachusetts corporation (the "Company"), and the address of its principal executive offices is set forth in Section 7 "Certain Information Concerning the Company" of the Offer to Purchase, which is incorporated herein by reference.

      (b) This Statement relates to the offer by Compaq-Boston, Inc., a Massachusetts corporation ("Purchaser") and a wholly-owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value (the "Shares"), of the Company at $16.25 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

      (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

      (a)-(d), (g) This statement is filed by Purchaser. The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

      (e)-(f) Neither Parent, Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

      (a)-(b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

      (a)-(b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (c) Not applicable.

Item 5.Purpose of the Tender Offer and Plans or Proposals of the Bidder.

      (a)-(e) The information set forth in the Introduction and Section 12 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

      (f)-(g) The information set forth in Section 13 "Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

      (a)-(b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

      The information set forth in the Introduction, Section 8 "Certain Information Concerning the Purchaser and Parent", Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

      The information set forth in Section 18 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

      The information set forth in Section 8 "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

      (a) The information set forth in Section 10 "Background of the Offer; Past Contacts or Negotiations with the Company" of the Offer to Purchase in incorporated herein by reference.

      (b)-(c) The information set forth in Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

      (d) The information set forth in Section 13 "Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

      (e) The information set forth in the Introduction and Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

      (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits.

      (a)(1)  Offer to Purchase, dated April 16, 1997

      (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

      (a)(3)  Notice of Guaranteed Delivery

      (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

      (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

      (a)(6)  Text of Press Release issued by Parent dated April 10, 1997

      (a)(7)  Form of summary advertisement dated April 16, 1997

      (b)     None

      (c)(1) Agreement and Plan of Merger dated as of April 9, 1997, among Microcom, Inc., Compaq Computer Corporation and Compaq-Boston, Inc.

      (c)(2) Agreement dated as of April 9, 1997 between Compaq Computer Corporation and Lewis A. Bergins, President and Chief Executive Officer of Microcom, Inc.

      (c)(3) Confidentiality and Nondisclosure Agreement dated April 11, 1997 between Microcom, Inc. and Compaq Computer Corporation

      (d)     None

      (e)     None

      (f)     None

                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 16, 1997
                                  Compaq-Boston, Inc.


                                     By: /s/ J. David Cabello
                                        ---------------------------
                                        Name: J. David Cabello
                                        Title: Secretary


                                  Compaq Computer Corporation


                                     By: /s/ J. David Cabello
                                        ---------------------------
                                         Name: J. David Cabello
                                         Title: Senior Vice President,
                                                General Counsel and Secretary

                                 EXHIBIT INDEX


Exhibit                                                           Sequentially
Number   Description                                             Numbered Page
-------  -----------                                             -------------

(a)(1)   Offer to Purchase, dated April 16, 1997

(a)(2)   Letter of Transmittal (including Guidelines for
         Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(3)   Notice of Guaranteed Delivery

(a)(4)   Letter to Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees

(a)(5)   Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other
         Nominees

(a)(6)   Text of Press Release issued by Parent dated
         April 10, 1997

(a)(7)   Form of summary advertisement dated April 16, 1997

(b)      None

(c)(1)   Agreement and Plan of Merger dated as of April 9,
         1997, among Microcom, Inc., Compaq Computer
         Corporation and Compaq-Boston, Inc.

(c)(2)   Agreement dated as of April 9, 1997 between  Compaq
         Computer Corporation and Lewis A. Bergins, President and Chief Executive Officer of Microcom, Inc.

(c)(3)   Confidentiality and Nondisclosure Agreement dated
         April 9, 1997 between Microcom, Inc. and Compaq
         Computer Corporation

(d)      None

(e)      None

(f)      None